SWINGVISION INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

SWINGVISION INC. STATEMENT OF FINANCIAL POSITION 4

SWINGVISION INC. STATEMENT OF OPERATIONS 6

SWINGVISION INC. STATEMENT OF CASH FLOWS 7

SWINGVISION INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 8

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10

NOTE 3 – RELATED PARTY TRANSACTIONS 15

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 15

NOTE 5 – LIABILITIES AND DEBT 15

NOTE 6 – EQUITY 15

NOTE 7 – SUBSEQUENT EVENTS 16





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: SwingVision, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 16, 2024

SWINGVISION INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	3,167,541	1,183,058
Accounts Receivable	13,996	-
Inventory	475,833	77,385
Other Current Assets	108,593	16,835
Total Current Assets	3,765,964	1,277,277
Non-Current Assets:		
Fixed Assets - Net	11,553	-
Intangible Assets - Net	235,444	252,777
Other Noncurrent Assets	22,150	12,150
Total Non-Current Assets	269,147	264,927
TOTAL ASSETS	4,035,111	1,542,204
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	23,460	210,000
Credit Cards	17,500	440
Accrued Expenses	119,787	60,048
Unearned Revenue	680,982	492,323
Other Current Liabilities	2,739	539
Total Current Liabilities	844,467	763,350
Non-Current Liabilities:		
Convertible Notes	-	100,000
Accrued Interest on Convertible Notes	-	10,000
Total Non-Current Liabilities	-	110,000
TOTAL LIABILITIES	844,467	873,350
EQUITY		
Common Stock - $0.00001 par value	123	123
Preferred Stock - $0.00001 par value	88	-
Additional Paid-in Capital	9,462,394	8,338
Retained Earnings	(6,271,961)	(3,308,817)

SAFE	-	3,969,210
TOTAL EQUITY	3,190,643	668,854
TOTAL LIABILITIES AND EQUITY	4,035,111	1,542,204

SWINGVISION INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Software Revenue	2,455,089	1,074,367
Cost of Goods Sold	790,037	626,549
Gross Profit	1,665,052	447,818
Operating Expenses		
General & Administrative	345,213	67,506
Employee Related	2,340,619	1,199,027
IT Expense	141,860	36,554
Research & Development	116,837	-
Professional Fees	675,975	333,134
Sales & Marketing	990,144	785,605
Total Operating Expenses	**4,610,649**	**2,421,826**
Total Loss from Operations	**(2,945,597)**	**(1,974,008)**
Other Income/Expense		
Other Income/Expense	2,015	105,598
Total Other Income/Expense	**2,015**	**105,598**
Earnings Before Income Taxes, Depreciation, and Amortization	**(2,943,582)**	**(1,868,410)**
Taxes	479	2,553
Depreciation	1,750	-
Amortization	17,333	7,223
Net Income (Loss)	**(2,963,145)**	**(1,878,186)**

SWINGVISION INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,963,145)	(1,878,186)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(398,449)	(77,385)
Depreciation and Amortization	19,084	7,223
Accounts Receivable	(13,996)	-
Other Current Assets	(91,759)	(18,662)
Other Noncurrent Assets	(10,000)	(12,150)
Accounts Payable	(186,540)	210,000
Credit Cards	17,060	440
Accrued Expenses	59,739	60,048
Unearned Revenue	188,659	492,323
Other Current Liabilities	2,200	(12,460)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(414,003)	649,378
Net Cash provided by (used in) Operating Activities	(3,377,147)	(1,228,808)
INVESTING ACTIVITIES	-	-
Fixed Assets	(13,303)	-
Intangible Assets	-	(260,000)
Net Cash provided by (used in) Investing Activities	(13,303)	(260,000)
FINANCING ACTIVITIES		
Convertible Notes	(100,000)	-
Accrued Interest on Convertible Notes	(10,000)	-
Issuance of Stocks	9,454,144	13,291
SAFE	(3,969,210)	1,005,000
Net Cash provided by (used in) Financing Activities	5,374,934	1,018,291
Cash at the beginning of period	1,183,058	1,653,576
Net Cash increase (decrease) for period	1,984,484	(470,518)
Cash at end of period	3,167,541	1,183,058

SWINGVISION INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		SAFE	Additional Paid-in Capital	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22					2,964,210	(4,830)	(1,430,630)	1,528,750
Issuance of Common Stock	12,292,633	123	-	-	-	-	-	123
Additional Paid in Capital	-	-	-	-	0	13,168	-	13,168
SAFE	-	-	-	-	1,005,000	-	-	1,005,000
Net income (loss)	-	-	-	-	-	-	(1,878,186)	(1,878,186)
Ending balance at 12/31/22	12,292,633	123	-	-	3,969,210	8,338	(3,308,816)	668,854
Issuance of Preferred Stock	-	-	-	-	-	-	-	-
Series A-1 Preferred (PA1)	-	-	3,697,123	37	-	-	-	37
Series A-2 Preferred (PA2)	-	-	337,641	3	-	-	-	3
Series A-3 Preferred (PA3)	-	-	778,571	8	-	-	-	8
Series A-4 Preferred (PA4)	-	-	1,253,087	13	-	-	-	13
Series A-5 Preferred (PA5)	-	-	2,690,220	27	-	-	-	27
SAFE	-	-	-	-	60,000	-	-	60,000
SAFEs Cancellation & Conversion	-	-	-	-	(4,029,210)	-	-	(4,029,210)
Issuance of Options and RSU's	-	-	-	-	-	2,501	-	2,501
Additional Paid in Capital	-	-	-	-	-	9,451,555	-	9,451,555
Net income (loss)	-	-	-	-	-		(2,963,145)	(2,963,145)
Ending balance at 12/31/23	12,292,633	123	8,756,642	88	-	9,462,394	(6,271,960)	3,190,643

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SwingVision, Inc., formerly known as Mangolytics, Inc. was established in Delaware on June 16, 2015, SwingVision is headquartered in Saratoga, California, and operates within the amateur sports technology sector. The company underwent a name change on March 16, 2023 from Mangolytics, Inc. to SwingVision, Inc. The company offers a consumer SaaS platform driven by advanced AI technology, delivering professional-quality statistics, highlights, and officiating tools to amateur athletes globally.

With a clientele spanning across various countries, SwingVision demonstrates its global reach and appeal to amateur athletes worldwide. The company's primary goal is to democratize the sports experience, striving to provide athletes at all levels with access to elite-level resources and tools.

At the core of SwingVision's portfolio is its consumer mobile and web application, tailored specifically for racket sports enthusiasts. This application offers automated statistical analysis, highlight generation, and officiating assistance, meeting the unique needs of amateur athletes in this niche. SwingVision's revenue model revolves around a recurring consumer subscription service, offering customers the flexibility to choose between monthly or annual payment plans.

Through its innovative technology and unwavering commitment to enhancing the sports experience for amateurs, SwingVision aims to establish itself as a leader in the sports technology industry, redefining how athletes engage with their performance on the court.

In 2024, SwingVision plans to launch a crowdfunding campaign under Regulation CF to raise essential operating capital. This initiative is designed to support the company's growth trajectory and further enhance its offerings.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. As of December 31, 2023, the Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,183,058 and $3,167,541 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023, the Company has $13,196 in accounts receivable.

Inventory

Inventory primarily consists of units of their Swing Stick hardware product, the essential tool for customers to capture footage on the tennis court which the customers have the option to acquire either as a standalone purchase or bundled with software through one of the company's subscription options. The company's inventory is valued at the lower of cost or net realizable value, utilizing the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost as of 12/31/23	Accumulated Depreciation as of 12/31/22	Accumulated Depreciation as of 12/31/23	Disposals	Book Value as of 12/31/22	Book Value as of 12/31/23
Computers & Equipment	5	7,657	-	(1,214)	-	-	6,443
Furniture & Fixtures	7	5,647	-	(536)	-	-	5,110
Grand Total	-	13,303	-	(1,750)	-	-	11,553

Intangible Assets (Patents)

The Company is required to follow the guidelines set forth by Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, for the accounting treatment of patent costs incurred during development and acquisition. ASC 350 necessitates the capitalization of qualifying patent costs, which are composed of expenses accrued during the patent development phase, and subsequent amortization of these costs on a straight-line basis over the anticipated useful life of the respective patent.

Expenses associated with preliminary patent activities and post-acquisition activities are recognized as incurred. Patents developed for internal use are amortized on a straight-line basis over their estimated useful life, which is determined to be 15 years.

A summary of the Company's Patents is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization as of 12/31/22	Accumulated Amortization as of 12/31/23	Book Value as of 12/31/22	Book Value as of 12/31/23
Patents	15	260,000	(7,223)	(24,556)	252,777	235,444
Grand Total	-	260,000		(24,556)	252,777	235,444

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by offering a consumer mobile and web app tailored for amateur athletes in racket sports, providing automated stats, highlights, and officiating services. Payments are typically collected upfront from customers subscribing either monthly or annually. The primary performance obligation is granting access to the app and its products & services throughout the subscription term. Revenue recognition occurs at the time of subscription purchase, adjusted for estimated returns.

The company deferred revenue of $492,323 and $680,982 for the years ended 2022 and 2023 respectively, attributed to prepaid subscriptions with remaining performance obligations. These subscriptions include monthly or annual recurring plans sold to individual tennis players, and annual subscriptions sold to college teams.

Cost of Goods Sold
Cost of Revenue is primarily expenses related to freight out, hardware, software, and merchant fees. These costs represent the direct expenditures associated with delivering the company's products and services to customers.

Sales and Marketing
These are costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative
General and administrative expenses consist of various operational costs essential for business management and administration primarily consisting of rent for facilities, insurance, office expenses, licenses and fees, meals & entertainment, travel including air travel and lodging and other miscellaneous expenses.

Professional Fees
Professional fees are expenses incurred for various professional services essential for business operations. These include fees for engineering, product design, finance, accounting, legal services, as well as management consulting and strategy.

Research and Development
Research and Development consists of expenditures incurred towards advancing the company's products and services through innovation and improvement. This includes activities focused on refining accuracy in areas such as stats tracking, line calling, and AI platform development. Additionally, resources are directed towards expanding backend infrastructure to ensure faster and more reliable customer experiences, as well as the creation of enterprise-grade features tailored for specific industries, such as sports organizations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management sought the validation by independent fair value experts since in 2023, the Company completed its 409A valuation. This valuation determined the fair value of the Company's shares to be $0.28 per share, serving as the basis for recognizing compensation expense for options and RSUs.

The company granted 311,200 options and RSUs to its employees in 2023 in accordance with its 2015 Equity Incentive Plan, with only 8,933 vested as of December 31, 2023. The remaining 302,267 will vest on a 1/48 schedule until the year 2027.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of December 31, 2023 and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company does have short-term lease commitments which it entered in 2022 and 2023. A summary of the lease terms are listed below.

Agreement Date	Monthly Payment	Lease Term
6/23/22	$800 to $2,000	Ended 12/15/2022
12/1/22	$ 6,900.00	14 mos.
3/14/23	$ 7,635.00	14 mos.
4/10/23	$ 800.00	13 mos.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into a $100,000 convertible note agreement in 2020 to fund its operations. The notes carried a 5% interest rate and were repayable at the holder's demand before conversion, with maturities spanning from 2020 to 2022. During a change of control or qualified financing event, the note could be converted into shares of the Company's common stock at a 20% discount. Consequently, in 2023, the note with accrued interest of $10,000, was converted into preferred shares as detailed in Notes 6.

NOTE 6 – EQUITY

The Company has authorized 24,668,370 of common shares with a par value of $0.00001 per share. 12,292,633 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 8,756,642 of preferred shares with a par value of $0.00001 per share. All 8,756,642 shares were issued and outstanding as of 2023 as a result of the conversion of SAFEs and the Convertible Notes detailed in Note 5.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

<u>Simple Agreements for Future Equity (SAFE)</u>
During the periods 2019 to 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. Among these agreements, four dated back to 2019 were initially structured as convertible notes signed in 2018. However, in 2021, these four convertible notes were canceled and replaced by SAFEs.

The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15-20% discount.

Prior to conversion, the company had a total of $4,029,210 in SAFEs in 2023 with valuation caps ranging from $5M – 22.5M. As of December 31, 2023, all of these were converted except for a $60,000 which was canceled.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.